Craig W. Conners

A PROFESSIONAL CORPORATION

Certified Public Accountant

3425 Wilshire Terrace
San Diego, California 92101
Telephone (619) 230-0300

June 18, 2002

Securities and Exchange Commission
Washington, DC 20549

Re: UshowUs Co. Inc.

We consent to the use in this Registration Statement of UshowUs Co., Inc. on Form SB-1, of our report dated February 21, 2002 on the financial statements of UshowUs Co., Inc. appearing in the prospectus, which is part of this registration statement.

Further, we consent to the reference under the heading "Experts" in such prospectus.

Yours truly,

\s\ Craig W. Conners
Attorney at Law